EXHIBIT 99.1

Costamare Inc. Announces Costamare Bulkers Holdings Limited Virtual Analyst And Investor Day April 9

MONACO, March 31, 2025 (GLOBE NEWSWIRE) -- Costamare Inc. (NYSE:CMRE) (the “Company”) today announced that the incoming management team of Costamare Bulkers Holdings Limited (“Costamare Bulkers”) will host a virtual Analyst and Investor Day on Wednesday April 9th, 2025, at 9:00 a.m. Eastern Daylight Time. Costamare Bulkers is the new company that will hold Costamare Inc.’s owned dry bulk vessels and the CBI operating platform upon completion of Costamare Inc.’s previously announced spin-off of its dry bulk business. The Costamare Bulkers presenting team will be led by Gregory Zikos serving as Chief Executive Officer, in addition to his role as Chief Financial Officer of Costamare Inc.

The Analyst and Investor Day agenda will include management’s discussion of Costamare Bulkers’ core business and operations, investment highlights, and strategic outlook, as well as a Q&A session. Presenting on behalf of Costamare Bulkers will be:

  Gregory Zikos, Chief Executive Officer and Member of the Board of Directors of Costamare Bulkers
  Jens Jacobsen, Chief Commercial Officer and Member of the Board of Directors of Costamare Bulkers
  Dimitris Pagratis, Chief Financial Officer

Investor Day Webcast Details
Interested parties can access Costamare Bulkers’ Analyst and Investor Day webcast on the day of the event through the Costamare Inc. website (www.costamare.com).

About the Costamare Bulkers Spin-Off
Costamare Inc. intends to spin-off the Company’s dry bulk business into a standalone company, Costamare Bulkers. The Costamare Inc. board believes the proposed separation will unlock the inherent value within the two companies, which have unique growth prospects and investment opportunities.

Shares of Costamare Bulkers are expected to be listed on the New York Stock Exchange. Costamare Inc. is targeting to complete the spin-off as soon as practicable this calendar year, subject to various conditions, including regulatory approvals and obtaining the final approval of the Costamare Inc. board of directors. However, there can be no assurance that a separation transaction will occur, or if one does occur, of its terms or timing.

About Costamare Inc.
Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 51 years of history in the international shipping industry and a fleet of 68 owned containerships, with a total capacity of approximately 513,000 TEU and 38 owned dry bulk vessels with a total capacity of approximately 3,016,000 DWT (including one vessel that we have agreed to sell). The Company also has a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements
This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions, or by express or implied discussions regarding the potential completion of the announced spin-off of Costamare Bulkers, regarding whether the announced spin-off is in the best interests of shareholders, regarding the future commercial performance of Costamare Inc. or Costamare Bulkers, or regarding any potential strategic benefits, synergies or opportunities as a result of these actions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. There can be no guarantee that the proposed transaction will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Costamare Inc. or a separate dry bulk business will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of these actions, that shareholders will achieve any particular level of shareholder returns or that the spin-off of Costamare Bulkers will be in the best interests of shareholders. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934).

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com